December 11, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	Samsara BioCapital GP, LLC
Alumis Inc.
Schedule 13D by Samsara BioCapital, L.P.; Samsara BioCapital GP, LLC; and
Srinivas Akkaraju
Filed August 27, 2024
File No. 005-94550

Ladies and Gentlemen:

On behalf of Samsara BioCapital, L.P., Samsara BioCapital GP, LLC and Srinivas Akkaraju (collectively, “Samsara” or the “Reporting Persons”), we are responding to the comment contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated December 3, 2024 relating to the above-referenced filing. The Reporting Persons’ response is set forth below the Staff’s comment.

Schedule 13D Filed August 27, 2024

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was July 1, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July 1, 2024 event date, the Schedule 13D submitted on August 27, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response:

We respectfully advise the Staff that the late filing resulted from an administrative oversight and that Samsara filed the Schedule 13D promptly following its recognition that the filing had been triggered by Samsara’s purchase in Alumis Inc.’s initial public offering. We also advise the Staff that, subsequent to the transaction, Samsara has reviewed, with outside counsel, the rules and regulations under Section 13 of the Securities Exchange Act and has reassigned and clarified certain internal roles and responsibilities to ensure that public securities transactions are carefully tracked and that future Section 13 filing requirements are identified in a timely manner.

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If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (703) 456-8034.

Sincerely,

/s/ Darren DeStefano